2445 Nashville Road, Suite B1 Bowling Green, Kentucky 42101 Holley.com

October 29, 2024

VIA EDGAR

Claire Erlanger

Kevin Woody

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	REQUERST FOR EXTENSION OF TIME TO RESPOND TO COMMENT LETTER DATED OCTOBER 15, 2024

Dear Ms. Erlanger and Mr. Woody:

We are writing in response to the letter from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the “Commission”) dated October 15, 2024 (the “Comment Letter”) in which the Staff requested certain information regarding our most recent 10-K and 10-Q filings. As we discussed with Ms. Erlanger of the Staff on October 25, 2024, we hereby request that the deadline for responding to the Staff's comments be extended from October 29, 2024 to November 12, 2024.

If you have any questions, please contact me at 615-294-3644, or by email at jesseweaver@holley.com.

Sincerely, HOLLEY INC. By: /s/ Jesse Weaver Name: Jesse Weaver Title: Chief Financial Officer

cc:	Carly Kennedy, General Counsel
David Freed, Mayer Brown LLP